Exhibit 99.1

Schedule II – Valuation and Qualifying Accounts

(In Thousands)	Beginning balance	Additions charged to expense	Deductions charged to reserve	Ending balance
Accounts receivable allowances – 2009	$1,090	$2,821	$2,519	$1,392

Accounts receivable allowances – 2008	1,072	2,141	2,123	1,090

Accounts receivable allowances – 2007	1,133	2,862	2,923	1,072